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                             July 3, 2022

       Brajnandan Sahay
       Chief Executive Officer
       ASI Aviation, Inc.
       11921 Freedom Drive
       Suite 550
       Reston, VA 20190

                                                        Re: ASI Aviation, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed on June 22,
2022
                                                            File No. 024-11887

       Dear Mr. Sahay:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2022 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       General

   1. Please revise to include updated financial statements as required by Part F/S of Form 1-A.
                                                        Refer to paragraph (b)
of Part F/S.
 Brajnandan Sahay
FirstName   LastNameBrajnandan  Sahay
ASI Aviation,  Inc.
Comapany
July 3, 2022NameASI Aviation, Inc.
July 3,2 2022 Page 2
Page
FirstName LastName
2. We note your response to comment 2 and reissue in part. Please refer to Exhibit 12 and the assumption contained in the last bullet of the seventh paragraph on page 2 regarding authorized shares. Counsel cannot assume that the company will have sufficient authorized shares to complete the offering. Please have counsel remove this inappropriate assumption. For guidance on assumptions, refer to Section II.B.3.a of Staff Legal Bulletin
         No. 19.
       Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Paul C. Levites